Exhibit No. 1

September 24, 2004


e-Foodsafety.com, Inc.
1361 Kwana Court
Prescott, AZ 86301


Attention: Mr. Bill Karney and Directors


Due to a family illness and a new career opportunity, which will demand my full attention, along with the need for my family attention, I hereby submit this notice of resignation as Director of e- FoodSafety.com.

As a result, this resignation leaves absolutely no tie, either financially, operationally, share ownership or future obligations to the "Company", and relinquishes any and all signing authority from this date forward.

This notice is effective immediately and as dated above.

Sincerely,



/s/
Scott McFee

cc: via email distribution
         Rich Speidell (please distribute to all other directors)
         Mark Tagattz
         Pat Gruden
         Joe Fiori